EXHIBIT 11.1
           STATEMENT RE: COMPUTATION OF HISTORICAL EARNINGS PER COMMON SHARE
                              PROFFITT'S, INC. AND SUBSIDIARIES
                             (in thousands, except per share amounts)

                                       THREE MONTHS ENDED    SIX MONTHS ENDED
                                       JULY 29,  JULY 30,   JULY 29,  JULY 30,
                                         1995      1994       1995      1994

PRIMARY:

  Average shares outstanding            10,210     9,793     10,142    9,619
  Net effect of dilutive stock
   options--based on the treasury
   stock method using average
   market price                            224       131        155      140
                                       -------    ------     ------   ------
        Total                           10,434     9,924     10,297    9,759
                                       =======    ======     ======   ======

  Net income                           $ 1,084    $  811     $3,886   $1,211
  Less preferred stock dividends          (487)     (537)      (975)    (718)
                                       -------    ------     ------   ------

  Net income available to common
    shareholders                       $   597    $  274     $2,911   $  493
                                       =======    ======     ======   ======

  Primary earnings per common share    $  0.06    $ 0.03     $ 0.28   $ 0.05
                                       =======    ======     ======   ======

FULLY DILUTED:

  Average shares outstanding            10,210     9,793     10,142    9,619
  Net effect of dilutive stock
    options--based on the treasury
    stock method using period-end
    market price if higher than
    average price                          258       133        174      141
  Assumed conversion of 4.75%
    subordinated debenture               2,020     2,020      2,020    2,020
  Assumed conversion of preferred
    stock                                1,422     1,545      1,422    1,033
                                       -------    ------     ------   ------
          Total                         13,910    13,491     13,758   12,813
                                       =======    ======     ======   ======

  Income before interest adjustment $1,084 $ 811 $3,886 $1,211 Add 4.75% convertible subordinated debenture interest, net of
    federal income tax effect              625       625      1,250    1,250
                                       -------    ------     ------   ------
  Adjusted net income                   $1,709    $1,436     $5,136   $2,461
                                       =======    ======     ======   ======

 Fully diluted earnings per
    common share                        $ 0.12    $ 0.11     $ 0.37   $ 0.19
                                        ======    ======     ======   ======


   Note/For each period shown, the fully diluted earnings per common share calculation is anti-dilutive, and therefore, no fully diluted presentation is needed.